                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             BKF CAPITAL GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    057213100
                                 (CUSIP Number)

                                 Kurt Butenhoff
                           c/o Bear Sterns & Co. Inc.
                                 245 Park Avenue
                            New York, New York 10167
                        Telephone Number: (212) 272-6849
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   May 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 057213100                                       13D             PAGE 2 OF 7 PAGES

       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MANDARIN, INC.

--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A)[ ]
                                                                                                             (B) X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          WC

--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)              [ ]

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          BAHAMAS

--------- ----------------------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES           ------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    479,900
       REPORTING          ------- -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  479,900
--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          479,900
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.38%  (SEE ITEM 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- -----------------------------------------------------------------------------------------------------------


CUSIP NO. 057213100                                       13D             PAGE 3 OF 7 PAGES

       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH LEWIS

--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (A)[ ]
                                                                                                             (B) X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          NOT APPLICABLE

--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)              [ ]

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM

--------- --------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES           ------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    479,900
       REPORTING          ------- -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  479,900
--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          479,900
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)             [ ]

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.38%  (SEE ITEM 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -----------------------------------------------------------------------------------------------------------

CUSIP NO. 057213100                                       13D             PAGE 4 OF 7 PAGES

       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JANE LEWIS

--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A)[ ]
                                                                                                             (B) X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          NOT APPLICABLE

--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)               [ ]

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM

------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
         SHARES           ------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    479,900
       REPORTING          ------- -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  479,900


--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          479,900
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.38%  (SEE ITEM 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -----------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         (i)      Name of Issuer:  BKF Capital Group, Inc. ("BKF")

         (ii) Address of the Principal Executive Offices of BKF: One Rockefeller Plaza, New York, New York 10020

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $1.00 par value per share (the "Common Stock")


ITEM 2.           IDENTITY AND BACKGROUND

         Mandarin, Inc. ("Mandarin") is a corporation organized under the laws of the Bahamas as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis, who are permanent residents of the Bahamans and citizens of the United Kingdom. The business address of each of Mandarin, Joseph Lewis and Jane Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas, United Kingdom. The principle business of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

         During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mandarin used its working capital to purchase the shares of Common Stock described herein.

ITEM 4.  PURPOSE OF TRANSACTION

         Mandarin intends to hold the shares of Common Stock for investment purposes. Mandarin may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions subject to the availability of additional shares at prices deemed favorable, BKF's business or financial condition and other factors and conditions. Alternatively, Mandarin may sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions.

         Except as set forth above in this Item 4, Mandarin has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of BKF, or the disposition of securities of BKF;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving BKF or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of BKF or of any of its subsidiaries; (d) any change in the present board of directors or management of BKF, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of BKF; (f) any other material change in the issuer's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in BKF's investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940; (g) changes in BKF's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BKF by any person; (h) causing a class of securities of BKF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of BKF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mandarin owns 479,900 shares of Common Stock, which constitutes approximately 7.38% of BKF's outstanding shares of Common Stock. Joseph Lewis and Jane Lewis, as the only shareholders of Mandarin, are the beneficial owners of the 479,900 shares of Common Stock. Mandarin, Joseph Lewis and Jane Lewis have shared power to vote and to dispose of the 479,900 shares of Common Stock.

         Set forth below are the number of shares, trading dates and average price per share for all purchases of Common Stock made by Mandarin within the past 60 days. All purchases were open market transactions and were effected on the New York Stock Exchange.


                                Number                Trading                Price
                             of Shares                   Date            Per Share
                             ---------                   ----            ---------

                                14,800                 4/6/00                12.42
                                35,000                 4/7/00               12.625
                                 3,300                4/25/00                12.00
                                   300                4/25/00                12.00
                                 5,000                4/26/00                12.00
                                21,200                4/27/00                12.00
                                 5,000                 5/3/00                12.00
                                 5,000                 5/3/00                12.00
                                 5,000                 5/3/00                12.00
                                20,000                 5/8/00                12.25
                                   800                5/17/00                12.25
                                15,000                5/18/00                12.25
                                10,000                5/25/00                12.50


         (d)  None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 2, 2000
                                                     ---------------------------
                                                              (Date)


                                                     MANDARIN, INC.


                                                     By:      /s/ Joseph Lewis
                                                     ---------------------------
                                                     Name:  Joseph Lewis
                                                     Title:  Director


                                                     /s/ Joseph Lewis
                                                     ---------------------------
                                                     Joseph Lewis


                                                     *
                                                     ---------------------------
                                                     Jane Lewis

                                  Page 7 of 7
                                                   *  Mrs. Lewis was unavailable
                                                      at the time of the filing,
                                                      but will amend the filing
                                                      as soon as possible to
                                                      include her signature.